Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Second Quarter 2023 Results

●	All-time quarterly revenue record of $12.4 million

●	5-year high diluted EPS

TEL AVIV, Israel – August 2, 2023 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the second quarter ended June 30, 2023.

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “This quarter, we achieved several all-time financial records and continued investing in our solutions to drive future growth. Revenues for the second quarter were $12.4 million, the 16th consecutive quarter of year-over-year growth.

“We significantly improved our bottom line, achieving net income for the second quarter and first six months of 2023 that hit a 5-year high (on both GAAP and non-GAAP basis). The improvements in our profitability KPIs continued our strong momentum and are driven by strong execution and revenue increase.

“Last month, we announced the launch of our 5G assurance solution on Google Cloud as we continue integrating our solution with leading public cloud providers. Launching on Google Cloud will extend our market availability to further potential customers and offer a leading 5G assurance solution to simplify 5G rollouts. Additionally, as previously announced, we completed the acquisition of Continual Ltd. during the quarter. We believe that adding Continual’s core assets will enrich our solution and create new opportunities for RADCOM in top-tier customers.

Mr. Harari concluded, “We remain confident in our ability to cross the $50 million annual revenue threshold and scale up to a mid-size software company for the first time in the Company’s history in 2023 and deliver a fourth consecutive year of growth. Therefore, we are reiterating the 2023 revenue guidance of $50 million to $53 million.”

Second quarter 2023 financial highlights:

●	Total revenue for the second quarter was $12.4 million, compared to $11.1 million in the second quarter of 2022.

●	GAAP net income for the second quarter was $0.8 million, or $0.05 per diluted share, compared to a GAAP net loss of $1.3 million, or a loss of $0.09 per diluted share for the second quarter of 2022.

●	Non-GAAP net income for the second quarter was $2.1 million, or $0.13 per diluted share, compared to a non-GAAP net income of $0.02 million or $0.001 per diluted share for the second quarter of 2022.

●	As of June 30, 2023, the Company had cash, cash equivalents, and short-term bank deposits of $78.3 million and no debt.

First six months of 2023 financial highlights:

●	Total revenue for the first six months was $24.4 million, compared to $21.8 million in the first six months of 2022.

●	GAAP net income for the first six months was $1.4 million, or $0.09 per diluted share, compared to a GAAP net loss of $1.8 million, or a loss of $0.13 per diluted share for the first six months of 2022.

●	Non-GAAP net income for the first six months was $3.9 million, or $0.25 per diluted share, compared to a non-GAAP net income of $0.6 million or $0.04 per diluted share for the first six months of 2022.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:30 am Eastern Time (3:30 pm Israel Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen to the call, a replay of the conference call will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed, acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2023 revenue guidance, the potential to scale up to a mid-size software company, extend RADCOM’s market availability to further potential customers, and offer a leading 5G assurance solution to simplify 5G rollouts, the expectation that adding Continual’s core assets will create new opportunities for RADCOM, its momentum and potential growth, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues	$12,372	$11,127	$24,395	$21,751
Cost of revenues	3,480	3,178	6,828	6,015
Gross profit	8,892	7,949	17,567	15,736

Research and development, gross	4,952	5,349	9,721	10,908
Less - royalty-bearing participation	180	197	442	415
Research and development, net	4,772	5,152	9,279	10,493
Sales and marketing	3,351	2,879	6,664	5,784
General and administrative	1,215	1,007	2,444	2,028
Total operating expenses	9,338	9,038	18,387	18,305
Operating loss	(446)	(1,089)	(820)	(2,569)
Financial income (loss), net	1,260	(130)	2,286	817
Income (loss) before taxes on income	814	(1,219)	1,466	(1,752)
Taxes on income	(33)	(31)	(64)	(90)

Net income (loss)	$781	$(1,250)	$1,402	$(1,842)

Basic and diluted net income (loss) per ordinary share	$0.05	$(0.09)	$0.09	$(0.13)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	15,063,112	14,462,749	14,977,743	14,408,524
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	15,658,748	14,462,749	15,614,553	14,408,524

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
GAAP gross profit	$8,892	$7,949	$17,567	$15,736
Stock-based compensation	74	99	163	191
Amortization of intangible assets	43	-	43	-
Non-GAAP gross profit	$9,009	$8,048	$17,773	$15,927

GAAP research and development, net	$4,772	$5,152	$9,279	$10,493
Stock-based compensation	536	643	1,081	1,254
Non-GAAP research and development, net	$4,236	$4,509	$8,198	$9,239

GAAP sales and marketing	$3,351	$2,879	$6,664	$5,784
Stock-based compensation	328	357	636	664
Amortization of intangible assets	21	-	21	-
Non-GAAP sales and marketing	$3,002	$2,522	$6,007	$5,120

GAAP general and administrative	$1,215	$1,007	$2,444	$2,028
Stock-based compensation	249	166	514	362
Acquisition related expenses	37	-	37	-
Non-GAAP general and administrative	$929	$841	$1,893	$1,666

GAAP total operating expenses	$9,338	$9,038	$18,387	$18,305
Stock-based compensation	1,113	1,166	2,231	2,280
Amortization of intangible assets	21	-	21	-
Acquisition related expenses	37	-	37	-
Non-GAAP total operating expenses	$8,167	$7,872	$16,098	$16,025

GAAP operating loss	$(446)	$(1,089)	$(820)	$(2,569)
Stock-based compensation	1,187	1,265	2,394	2,472
Amortization of intangible assets	64	-	64	-
Acquisition related expenses	37	-	37	-
Non-GAAP operating income (loss)	$842	$176	$1,675	$(97)

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2023		2022	2023		2022
GAAP income (loss) before taxes on income	$814		$(1,219)	$1,466		$(1,752)
Stock-based compensation	1,187		1,265	2,394		2,472
Amortization of intangible assets	64		-	64		-
Acquisition related expenses	66		-	66		-
Non-GAAP income before taxes on income	$2,131		$46	$3,990		$720

GAAP net income (loss)	$781		$(1,250)	$1,402		$(1,842)
Stock-based compensation	1,187		1,265	2,394		2,472
Amortization of intangible assets	64		-	64		-
Acquisition related expenses	66		-	66		-
Non-GAAP net income	$2,098		$15	$3,926		$630

GAAP net income (loss) per diluted share	$0.05		$(0.09)	$0.09		$(0.13)
Stock-based compensation	0.08		0.09	0.16		0.17
Amortization of intangible assets	(*	)	-	(*	)	-
Acquisition related expenses	(*	)	-	(*	)	-
Non-GAAP net income per diluted share	$0.13		(* )	$0.25		$0.04

Weighted average number of shares used to compute diluted net income per share	15,658,748		14,878,438	15,614,553		14,843,215

(*)	Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

Unaudited

(thousands of U.S. dollars)

	As of	As of
	June 30, 2023	December 31, 2022
Current Assets
Cash and cash equivalents	$35,409	$9,527
Short-term bank deposits	42,901	64,130
Trade receivables, net	10,111	11,074
Inventories	396	795
Other accounts receivable and prepaid expenses	1,409	1,928
Total Current Assets	90,226	87,454

Non-Current Assets
Long-term bank deposits	-	4,002
Severance pay fund	3,278	3,524
Other long-term receivables	1,995	2,557
Property and equipment, net	884	1,010
Operating lease right-of-use assets	1,946	2,457
Goodwill and intangible assets, net	3,146	-
Total Non-Current Assets	11,249	13,550

Total Assets	$101,475	$101,004

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,433	$2,708
Deferred revenues and advances from customers	4,359	7,037
Employee and payroll accruals	4,663	5,198
Operating lease liabilities	949	1,024
Other liabilities and accrued expenses	8,391	6,829
Total Current Liabilities	19,795	22,796

Non-Current Liabilities
Accrued severance pay	3,859	3,973
Operating lease liabilities	917	1,452
Other liabilities and accrued expenses	675	-
Total Non-Current Liabilities	5,451	5,425

Total Liabilities	$25,246	$28,221

Shareholders’ Equity
Share capital	$724	$706
Additional paid-in capital	150,985	148,610
Accumulated other comprehensive loss	(3,259)	(2,908)
Accumulated deficit	(72,221)	(73,625)

Total Shareholders’ Equity	76,229	72,783
Total Liabilities and Shareholders’ Equity	$101,475	$101,004